August 5, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of D-WAVE QUANTUM INC., under the Exchange Act of 1934:

- Shares of Common Stock, par value $0.0001 per share

- Warrants, each whole warrant exercisable for 1.4541326 shares of Common Stock at an exercise price of $11.50

Sincerely,



New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com